                                    FORM 20-F

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                       TO

    [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

    [ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number __________

                            ACHIEVA DEVELOPMENT CORP.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                            ACHIEVA DEVELOPMENT CORP.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                            British Columbia, Canada
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

                       905 West Pender Street, Suite 201,
                       Vancouver, British Columbia V6C 3L6
                    ----------------------------------------
                    (Address of principal executive offices)

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock par value $0.00
                          ----------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

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                  Class                            Stock Outstanding
                  -----                            -----------------
                  Common Stock                          12,280,683
                  Class A Preferred Stock                        0
                  Class B Preferred Stock                        0

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes      No X
   ---     ---

Indicate by check mark which financial statement item the registrant has elected
to follow:   Item 17  X     Item 18
                     ---            ---

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                                TABLE OF CONTENTS

                                                                               Page
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
Part I
Item 1. Description of Business                                                  3
     Business Development                                                        3
     Plan of Operation for Remainder of Fiscal Year 2000 and First Six
       Months of Fiscal Year 2001                                                5
     Sales Revenue and Capital                                                   5
     Risk Factors Relating to Mineral Properties and Development                 5

Item 2. Description of Properties                                                7
     Shaw Creek Project                                                          7
       Location and Access                                                       7
       Property Interest                                                         7
       History and Exploration Stage                                             8
     Ladue Mineral Claims                                                        9
       Location and Access                                                       9
       Property Interest                                                        10
       History and Exploration Stage                                            10
     Mac & Dall Mineral Claims                                                  11
       Location and Access                                                      11
       Property Interest                                                        11
       History and Exploration Stage                                            12

Item 3. Legal Proceeding                                                        12

Item 4. Control of the Company                                                  12

Item 5. Nature of the Trading Market                                            12

Item 6. Exchange Controls and Other Limitations Affecting Security Holders      13

Item 7. Taxation                                                                13
     Certain Canadian Federal Income Tax Considerations                         14
       Dividend Distribution on Shares                                          14
       Disposition of Shares                                                    14
     Certain United States Income Tax Considerations                            14
       U.S. Holders                                                             15
       Dividend Distribution on Shares of the Company                           15
       Foreign Tax Credit                                                       15
       Disposition of Common Shares                                             16
       Passive Foreign Investment Company Considerations                        16

Item 8. Selected Financial Data                                                 18
     Six Month Analysis                                                         18
     Five Year Analysis                                                         19
     Exchange Rates                                                             20

Item 9. Management Discussion and Analysis of Financial Conditions and Results
        of Operations                                                           20
     Liquidity and Capital Resources                                            20
     Results of Operations                                                      22
       Six Months Ended April 30, 1999 and 2000                                 22
       Fiscal Years Ended October 31, 1998 and 1999                             22
       Fiscal Years Ended October 31, 1997 and 1998                             23

Item 9A. Risk Factors                                                           23
     Exploration State Company; History of Losses                               23
     Projections and Estimates                                                  23
     Government Regulations                                                     23

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
                                                                               Page
                                                                               ----
     Competition                                                                24
     Risks of Mining Exploration Development                                    24
     Volatility of Stock and Mineral Prices                                     24
     Environmental Matters                                                      24
     Property Interests                                                         25

Item 10. Directors and Officers of the Registrant                               26

Item 11. Compensation of Directors and Officers                                 27

Item 12. Options to Purchase Securities from the Registrant or its
         Subsidiaries                                                           28
     Common Share                                                               28
     Common Share Purchase Warrants                                             28

Item 13. Interest of Management in Certain Transactions                         28

Part II

Item 14. Description of Securities to be Registered                             29
     Common Shares                                                              29
     Certain Corporate Law Considerations                                       29

Part III

Item 15. Default upon Senior Securities                                         30

Item 16. Changes in Securities and Changes in Securities for Registered
         Securities                                                             30

Part IV

Item 17. Financial Statements                                                   30

Item 18. Financial Statements                                                   30

Item 19. Financial Statements and Exhibits                                      30

Signatures                                                                      31

Exhibits Index                                                                  32

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         Unless otherwise indicated herein, all dollar amounts in this
Registration Statement are expressed in Canadian dollars. For a history of the exchange rates in effect between the Canadian dollar and the United States dollar, see Item 8. "Selected Financial Data - Exchange Rates."

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

THE COMPANY

BUSINESS DEVELOPMENT

         Achieva Development Corp. (the "Company" or the "Registrant"), was incorporated on January 10, 1986, pursuant to the laws of the Province of British Columbia under the name Inn-House Video by registration of its Memorandum and Articles of Association. On June 29, 1988 the Company changed its name to Sleeping Gold Ltd., and subsequently to Achieva Development Corp. on September 14, 1992. The Company's executive offices are located at 905 West Pender Street, Suite 201, Vancouver, British Columbia, Canada V6C 3L6, and its telephone number at that address is (604) 682-8628.

         The Company has never declared bankruptcy, has not been placed into receivership for any reason including financial difficulties and has made no material change in its mode of conducting business.

         Since 1988, the Company has been engaged principally in the acquisition, exploration and development of mineral properties located in North and South America. To date, the Company has not discovered an economically viable mineral deposit on any of the mineral properties in which it has an interest, and there is no assurance that the Company will discover one. The Company is currently focused on three properties located in North America for exploration and development: the Shaw Creek Project, the Ladue Mineral Claims and the Mac & Dall Claims, which are more fully discussed below.

         History of Operation

         In 1995 the Company entered into a joint venture agreement with North American Resources, Incorporated Limited ("North American") for the joint exploration and development of 20.96 square miles of property located in Guyana, South America. The Company was obligated to and did contribute 100,000 shares of common stock, and a combined $600,000.00 in capital and mining equipment to the exploration and development efforts. In exchange the Company acquired a 50% interest in the property, except for a 3% net smelter return, and options to acquire up to a 75% interest in the property and the 3% net smelter return. North American previously tested the property known as the Tamakay Property with positive results -26 test holes produced 355 ounces of gold.

         In 1996 South American Minerals, Inc., ("South American") acquired North American. Immediately thereafter, in 1997, South American initiated proceedings to become a public company and sought to purchase the fifty percent interest held by the Company in the joint venture. After arms length negotiations, the Company sold its entire interest for 300,000 shares of common stock in North American on January 5, 1998. The sale was conditioned upon the agreement that no shares be released to the Company for 1 year from the date of the agreement and that thereafter 50,000 shares be released every three months up to the amount of 300,000 shares.

         To date, South American has released all 300,000 shares of common stock to the Company pursuant to the agreement. The Company has in turn sold 206,000 of these shares to generate working capital of approximately $400,000.00. The Company retains the remaining 94,000 shares of common stock, and intends to sell these shares to generate additional working capital. The stock currently trades on the OTC Bulletin Board in the range of US$0.65-$1.25.

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         In 1996 the Company began exploring the possibility of acquiring certain mineral and other rights in Idaho Springs, Colorado, in exchange for 3,000,000 shares of the Company's common stock. The Company intended to acquire 22 acres of surface rights, including 340,000 net haulable tons of tailings estimated by Wiley Engineering, Inc., of Colorado, to contain approximately 150,000 ounces of silver and between 10,000-17,000 ounces of gold, and certain development options. The Company's plans included the recovery of precious minerals from the tailings and development of an existing tunnel on the property to support transport between Idaho Springs and the commercially attractive Central City, where gaming is permitted. However, due to environmental and historical site concerns the project was abandoned.

         In July 1998, the Company entered into an agreement with Mini-Consult, Inc., to acquire a 70% option on the Silver Ridge property located near Revelstoke, British Columbia, in consideration for payment by the Company of $13,800.00 in cash and 50,000 shares of the Company's common stock valued at $0.25/share. The Company immediately commenced exploration, including an NQ wire line core drilling program. The results of the drilling indicated that sulfide mineralizations within the portion of the vein were sparse and in May 1999, management acted on geologist recommendations that the Company discontinue further work on the property, and permitted its option on the property to expire.

         In 1998, the Company began exploration programs on the three properties in which it has an interest: the Shaw Creek Project, the Ladue Mineral Claims and the Mac & Dall Claims. The Company's significant interest in each of these properties is not a 100% ownership interest, but is limited as noted in the separate descriptions of each property.

         The Shaw Creek Project, which is the current focus of the Company, is made up of 96 contiguous prospecting sites covering 24 square miles and is located within an area known as the Tintina Gold Belt or the Big Delta Quadrangle in the eastern-interior of Alaska. While the Shaw Creek Project has produced no precious minerals to date and has no known mineral reserves, it is located between two significant gold deposits currently being mined: the Fort Knox and Pogo gold deposits. Oxhead Exploration Ltd., which conducted the Phase I and II exploration of the Shaw Creek Project and prepared geologic reports on its findings, reviewed publicly available government and geologist reports of the history of the area, and found that this region had relatively little gold exploration up until the early 1990s when significant deposits such as Fort Knox, True North, Ryan Lode and Pogo created a staking rush and a considerable increase in grass-roots exploration. These deposits, along with others in the region, have produced hundreds of tons of gold and current resources are estimated in excess of 40 million ounces of gold. The recently discovered "intrusive related" high-grade Pogo gold deposit located approximately 15 miles east-northeast of the Knob zone of the Shaw Creek Project has a conservative geologic resource of 9.98 million tons at an average grade of 0.52 oz/t, for a total of 5.2 million ounces contained.

         According to Oxhead Exploration, Ltd.'s research findings, the first gold discovered in the eastern-interior of Alaska was discovered in the Circle Mining District in 1863 by the Hudson Bay Company. Subsequently, a number of other mining districts were found to contain significant amounts of gold deposits. The vast majority of gold produced was from placer deposits. Mining efforts in the Fairbanks District, located within the Big Delta Quadrangle, is estimated to have produced 250 tons of placer gold. Historic gold production from the Big Delta Quadrangle is estimated at approximately 150,000 ounces. Although the Shaw Creek drainage and its tributaries have had no documented gold production, current resources for the region are estimated in excess of 40 million ounces of gold.

         The Company believes that the location of the Shaw Creek Project and the history of the region support its efforts to explore for precious minerals in economic quantities. As a result of the Company's Phase I and Phase II explorations of the Shaw Creek Project (see, Item 2. "Description of Properties"), one area, the Knob zone, appears to have mineral deposits, which may or may not be commercially viable. Accordingly, the Company is now commencing Phase III of its exploration program of the Shaw Creek Project.


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PLAN OF OPERATION FOR REMAINDER OF FISCAL YEAR 2000 AND FIRST SIX MONTHS OF
FISCAL YEAR 2001

         Achieva's employees are comprised solely of its officers who also serve as directors. Independent contractors hired by the Company conduct the Company's entire exploration efforts. The Company does not anticipate hiring additional employees because it does not engage in hands-on project management, but requires its independent contractors to plan and execute the testing and exploration, including obtaining all required equipment. As a result, the Company does not own or lease any plant, machines or equipment related to exploration. The Company's independent contractors prepare reports on the exploration and testing programs, which the Company uses to direct the project.

         The Company's Plan of Operation for the remainder of fiscal year 2000 and the first six months of fiscal year 2001 is to continue to focus on the exploration and development of the Shaw Creek Project by implementing Phase III of the exploration and development program. Results of Phase II of the Shaw Creek Project indicate that the Knob zone, located in the center of the property, may have mineral deposits of gold (Au), arsenic (As), antimony (Sb) and zinc (Zn).

         Phase III of the mineral exploration program for the Shaw Creek Project will be drilling by diamond or auger drill to determine if values increase at depth or in soil-covered areas. The drilling plans are intended to test the width and depth of the mineral deposit. Testing the subsurface targets by soil auger drilling will involve use of a track mounted drill capable of drilling 30 meter deep holes to auger through the thicker soil horizons within the adjacent valley floor. This method allows the exploration team to further define the extent of the mineral deposits and the placement of additional holes. The alternative diamond drilling program would require a three to six hole program that would include 300 core samples and 20 surface rock samples by geologists over a 20-day period.

         The independent contractors hired to execute Phase III would be responsible for obtaining the drilling equipment and machinery, engaging the required manpower, including geologists and technicians, and arranging for helicopter and field transportation and sample analyses. The estimated cost of the program is a minimum of US$60,000.00 for auger drilling or between US$80,000.00-$120,000.00 for a diamond drilling program.

SALES, REVENUE AND CAPITAL

         The Company has had no sales and generated no revenue from its operations for the last three fiscal years, and the capital required to fund Phase III of the exploration and development project will come from proceeds from earlier sales of shares of common stock in South American, from the sales of additional shares of South American held by the Company, and from funds generated through sales of securities. Liquid working capital currently available is approximately $533,331.00, and the Company retains 94,000 shares of South American common stock available to generate additional working capital, if needed. The stock currently trades on the OTC Bulletin Board in the range of US$0.65-$1.25. On April 30, 2000, the Company completed a private placement of 2,333,333 units. Each unit costs $0.15 and is comprised of one share of common stock and one non-transferable warrant entitling the purchaser to acquire an additional share of common stock for $0.15 within one year from the unit purchase date or for $0.175 within two years from the purchase date. The private placement generated immediate proceeds of approximately $350,000.00, to be available as additional working capital.

RISK FACTORS RELATING TO MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

         Investment in the securities of the Company must be considered speculative due to the nature of the Issuer's business and its present stage of development. In particular, a prospective purchaser should consider carefully the risk factors associated with mineral property exploration and development including, but without limitation, significant factors detailed in Item 9A and below set forth.


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1.       The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the mineral properties in which the Company has an interest contains a known body of commercial ore.

2. The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfil its obligations under any applicable agreements.

3. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Issuer may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. The Company does not maintain insurance against environmental risks.

4. Any of the properties in which the Company has or is acquiring an interest may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. The Company has not conducted surveys on any of its properties and there is a risk that the boundaries thereof could be challenged or impugned.

5. The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

6. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Metal prices have fluctuated widely, particularly in recent years. The effect of these factors cannot accurately be predicted.

7. The Company's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, release or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards, enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company does not maintain environmental liability insurance.

8. The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. However, due to the currently depressed market for base and precious metals, the Company does not believe that competition will be a factor which confines its ability to retain qualified geologists and consultants, or to acquire interests in mineral properties with significant potential.

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

ITEM 2. DESCRIPTION OF PROPERTIES

Shaw Creek Project

Location and Access

         The Shaw Creek Project, located within the Big Delta Quadrangle, lies within the south-central portion of the Yukon-Tanana geologic terrain. The quadrangle is comprised dominantly of complex green schist to amphibole facies metamorphic rocks intruded by Mesozoic and Tertiary granitic rocks near the northeast boundary. The metamorphic protoliths (parental rocks) are mostly sedimentary with some igneous origins and may be as old as Precambrian.

         This complex terrain lies sandwiched between two major continental faults which lie outside the quadrangle: the Denali fault to the south and the Tintina fault to the north. It has been suggested that this terrain has been transported as an allocthonous continental fragment, which moved over oceanic crust along an ancient continental margin, which is located at the Tintina fault. The region has a strong northeast structural trend with the most prominent feature being the Shaw Creek fault, which is theorized to be the path of the Shaw Creek Valley.

         The Shaw Creek Project is made up of 96 contiguous prospecting sites covering 24 square miles and is located within an area known as the Tintina Gold Belt or the Big Delta Quadrangle, Fairbanks Recording District, in the eastern-interior of Alaska. The Shaw Creek property is approximately 10 miles in length with its long axis running northeast. It is parallel to Shaw Creek, with the majority of the property southeast of the creek.

         The property is centered approximately at 64 degrees 25'20" N latitude and 145 degrees 18'46" W longitude. The property is approximately 80 air miles east-southeast of Fairbanks and 30 miles northeast of the city of Delta Junction. Additional technical information on the property may be reviewed in the report (the "Shaw Creek Report") prepared by Douglas G. Baker, B.Sc., dated July 21, 1999. Mr. Baker is at arm's length to the Company.

         Access to the property is via helicopter. The majority of available helicopters in the area are located in Fairbanks. Delta Junction, located 90 miles west of Fairbanks, is used as a staging area and has airport facilities. The Richardson Highway is the primary route connecting the cities of Fairbanks and Delta Junction. Delta Junction is the closest community and provides local services such as lodging, groceries and hardware, while Fairbanks, the largest city in the interior of Alaska, serves as an industrial supply center and is serviced by the Alaska railroad. The Company anticipates that the energy source to be utilized to conduct mining operation will be a gas-powered generator that would be hauled onto the property.

Property Interest

         Pursuant to a staking agreement between David Johnson, Michael Raible and James Snell (the "Vendors") and the Company, the Company acquired an undivided 50% interest in the Shaw Creek Project comprised of 24 prospecting sites known as the Stick claims, and 72 prospecting sites known as the Ton, Bank and Kelt claims, in September 1998 for a total cost of US$30,000.00. In September of 1999, prior to the first anniversary, extensions were filed for all claims within the Shaw Creek Project. In order to maintain its right to explore the property, the Company must convert each prospecting site to a claim by way of a recording with the Alaska Department of Natural Resources ("ADNR") by September 7, 2000. Thereafter, the Company is subject to an annual labor requirement wherein the Company must spend $100.00 per claim per year in drilling, excavation or geological work to maintain its exploration rights on the property. Upon recording a claim, the Company is also subject to an annual rental fee imposed by the ADNR of $20.00 per claim per year for the first five years, $40.00 per claim per year for the next five years, and $100.00 per claim per year for every subsequent year. In the event the Company begins mining activities that result in mineral

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production there is an additional royalty to be paid to the ADNR, which currently averages 3% of the Company's mineral reserve production net income.

History and Exploration Stage

         The Tintina gold belt region in which the Shaw Creek Project is found consists of broad valleys, rolling hills, and low mountains with a sub-artic, semi-arid climate and appearance which form a metallogenic belt. Modern day lode gold exploration had been conducted on a limited basis in this region until the early 1990's when the discovery of significant precious mineral deposits such as Fort Knox and the Pogo created an increase in grass-roots exploration. Oxhead Exploration Ltd. reports in its Phase I and Phase II geologic reports that historic gold production from the Big Delta quadrangle is estimated to have produced approximately 150,000 ounces.

         Historically, the Shaw Creek drainage area and its tributaries have had no documented gold production and the property is without known reserves. Pre-1999 exploration is unknown, but certainly was conducted in the past for placer gold deposits. The Company's programs outlined below are exploratory in nature.

         Phase I

         In May and June, 1999, the Company contracted Mr. Doug G. Baker of Oxhead Exploration Ltd., to conduct an initial Phase I reconnaissance exploration program on the Shaw Creek property. The program included data compilation, general prospecting, geologic mapping, photographing and the collection of rock chip, soil and stream sediment samples. Field work performed for 42 man days resulted in the collection of a total of 206 samples that the Company shipped directly to a preparation laboratory in Fairbanks, Alaska. The laboratory, Bondar Clegg, performed industry standard analytical procedures on the samples.

         Geological field observations and sampling resulted in the discovery of two anomalous zones: the SWM zone, centered near the northeast corner of Stick claim #13, and the Knob zone, centered near the northeast corner of Kelt claim #14. Oxhead Exploration found one anomalous soil sample in the SWM zone that contained 921 ppb of Au. The Knob zone consists of quartz altered gneiss containing areas of micro-veinlets, which often impart a box-work appearance. During initial reconnaissance of the Knob zone, eight rock chip samples were taken over an area measuring approximately 60 by 30 meters were anomalous in gold, silver arsenic and antimony. The Knob zone samples with the highest values contained 373 ppb Au, 3.1 ppm Ag, 6557 ppm As and 2000 ppm Sb.

         In addition to the two zones, several weakly anomalous samples were collected within the property boundaries, including an arsenic anomaly located in the northeast portion of the property. The SWM zone is believed to be a weathered or hydrothermally altered augen gneiss. Of the 19 samples taken in the SWM zone, one sample contained 921 parts per billion ("ppb") gold. An additional sample contained 106 parts per million ("ppm") arsenic and 85 ppm antimony. The highly anomalous sample warranted additional exploration. Accordingly, Phase II exploration of the Shaw Creek Project was recommended to further evaluate the anomalous findings.

         Phase II

         As a result of the anomalous findings in Phase I of the exploration of the Shaw Creek Project, the Company contracted with Oxhead Exploration Ltd., to perform Phase II of the exploration that focused on soil surveys and follow-up exploration of the SWM and Knob zones.

         The SWM zone is located in the southwest portion of the property and consists of a weathered bedrock with a bleached and somewhat gossanous appearance. The SWM zone was identified in 1998 and initial reconnaissance and exploration in June of 1999 found one anomalous soil sample containing 921 ppb of gold. However, the follow-up results of Phase II determined that the sample was taken from the top of a

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loess horizon and re-sampling resulted in no anomalous values. Accordingly, the
SWM zone anomaly was declared invalid, precluding further exploration of the area.

         The Knob zone, located in the approximate center of the property, also showed anomalous results in the initial June 1999 exploration and reconnaissance. Phase II involved the collection of 235 soil samples from an area of approximately 1.2 km by 2.5 km, testing the region adjacent to the mineralized outcrop exposure. The soil samples confirmed the anomalous findings and identified a significant gold , arsenic, antimony and zinc anomaly with a northeast trend, which correlated with an anomalous quartz altered gneiss.

         Phase II exploration of the Shaw Creek Project was limited to soil sampling and reconnaissance of the SWM and Knob zones, costed approximately US$16,000.00 and required 28 man days to file prospecting site extensions, plan exploration, conduct field work and prepare the Phase II final report. The exploration was comprised of the following: the establishment of a grid with cut lines over both the SWM and Knob zones; systematic soil sampling over both zones; ground magnetic and VLF geophysical surveys over both zones; detailed geologic mapping within the Knob zone; digging test pits to outline surface expression of the Knob zone; and geologic mapping and prospecting of the arsenic anomaly in the northern area of the property.

         Phase III

         Phase III of the mineral exploration program for the Shaw Creek Project will be drilling by diamond or auger drill to determine if values increase at depth or in soil covered areas. The drilling plans are intended to test the width and depth of the mineral deposit. Testing the subsurface targets by soil auger drilling will involve use of a track mounted drill capable of drilling 30 meter deep holes to auger through the thicker soil horizons within the adjacent valley floor. This method allows the exploration team to further define the extent of the mineral deposits and the placement of additional holes. The alternative diamond drilling program would require a three to six hole program that would include 300 core samples and 20 surface rock samples by geologists over a 20-day period.

Ladue Mineral Claims

Location and Access

         The Ladue Mineral Claims are situated near Alaska's southeastern border with Canada approximately 350 kilometers southeast of Fairbanks. They are located in the Tanacross Quadrangle which also lies within the Tintina gold belt, between the Tintina and Denali faults. The claims are centered at about 63 degrees 26'20"N latitude and 141 degrees 19'25"W longitude. The Ladue Mineral Claims are the subject of a report prepared by Gary L. Wesa, B.Sc., F.G.A.C., dated December 1998 (the "Ladue Report"). Mr. Wesa is at arm's length to the Company.

         The area of the Ladue Mineral Claims has experienced limited prospecting and study. The United States Geological Survey completed some scale mapping of the area, however, regional mapping is not detailed enough to fully describe the geology of the Ladue Mineral Claims. Geographic information that is known identifies a copper-molybdenum deposit containing disseminated chalcopyrite with pyrite and molybdenite within a Paleozoic quartz-biotite gneiss and schist unit located eight kilometers north of the claims. The deposit occurs between Tertiary mafic volcanic and felsic tuff units. The extent of development of this resource is unknown. In addition, there are two individual lode gold occurrences located 11.2 kilometers northeast and 9.6 kilometers east of the claims.

         Specific geologic information regarding the Ladue Mineral Claims indicated that the primary lithologies underlying the Ladue Mineral Claims as a Paleozoic mica schist package comprised of quartz-muscovite-chlorite schist, quartz-sericite-chlorite-epidote schist, quartz-actinolite schist and feldspar-quartz-sericite schist with minor chlorite schist and biotite schist. Also, a subcrop of quartz-feldspar porphyry was identified within the metasedimentary-metavolcanic sequence. This intrusion probably is Cretaceous to Tertiary in age and is characterized by very low iron content. Similar low iron granitic plutons occur four kilometers to the east and west of the claims.

         Access to the claims is via helicopter from the city of Tok, Alaska or by four-wheel drive vehicle along an old unmaintained track that begins five kilometers north of Tok on the Taylor Highway and extends northeast to within one kilometer of the claims.

Property Interest

         Pursuant to a prospecting agreement (the "Harman Agreement") with Andrew G. Harman ("Harman") dated June 23, 1998, the Company agreed to fund a one month mineral property prospecting program in the Tanana Uplands region of Alaska. In exchange, Mr. Harman granted the Company a 40 day option (the "Option") to acquire a 100% interest in any properties staked by Harman during the prospecting program, subject to 1% net smelter returns royalty, and payment of $10,000.00 and delivery to Mr. Harman of 50,000 common shares of the Company's capital stock. In the event the option was not exercised, Mr. Harman and the Company would be required to jointly negotiate the sale of the property to a third person, the proceeds of such sale being divided equally between Mr. Harman and the Company.

         On November 10, 1998, the Company exercised the above-described option with respect to 62 Mineral Claims units which Harman staked in the Tanana Uplands, known as the Ladue Mineral Claims. At such time the Company paid $10,000.00 and issued 50,000 common shares of the Company's stock to Mr. Harman.

         On November 23, 1999, the Company entered into an agreement with Luminex Ventures, Inc., a British Columbia corporation ("Luminex"), whereby the Company granted Luminex an option to acquire a 50% interest in the Ladue Mineral Claims, subject to a 1% net smelter returns royalty, in consideration of Luminex's payment of US$2,000.00, issuance of 100,000 shares of Luminex common stock in two tranches, and complete US$50,000.00 in two phases of exploration work on the claims by September 30, 2001. To date, Luminex has paid the US$2,000.00 and issued 50,000 shares of its common stock, in anticipation of acquiring the above-described interest in the Ladue Mineral Claims.

         The Company has timely converted each prospecting site to a claim by way of a recording with the ADNR. The Company is subject to an annual labor requirement wherein the Company must spend $100.00 per claim per year in drilling, excavation or geological work to maintain its exploration rights on the property. The Company is also subject to an annual rental fee imposed by the ADNR of $20.00 per claim per year for the first five years, $40.00 per claim per year for the next five years, and $100.00 per claim per year for every subsequent year. In the event the Company begins mining activities that result in mineral production there is an additional royalty to be paid to the ADNR, which currently averages 3% of the Company's mineral reserve production net income.

History and Exploration Stage

         A portion of the property covering the Ladue Mineral Claims was previously staked by an independent placer miner in the late 1960's. To the best of the Company's knowledge, the results of such staking were unremarkable. Available information indicates that the area has experienced little exploration, likely due to the remoteness of the area. However, many of the creeks in the immediate area have been placer mined for gold. No other previous work is documented within the claims area. The property is without known reserves and any future program would be exploratory in nature.

         In 1998, the Company retained consultants to conduct preliminary helicopter reconnaissance prospecting, geological mapping, and sampling of the Ladue Mineral Claims with the objective of evaluating the claims' potential for hosting an economic gold deposit. Approximately 60% of the claims were examined by reconnaissance geological mapping and prospecting. The majority of this effort focused on Chicken Creek and slopes to the east in the eastern half of the claims area.

         A total of 11 rock grab, float and chip samples, one soil sample and three stream silt samples were collected during the work program. All geochemical samples were shipped to Acme Analytical Labs in Vancouver, British Columbia for analysis. Anomalous gold values recorded from two rock samples (66 ppb and 22 ppb) and two stream silt samples (70 ppb and 8 ppb) suggest that the potential exists for the discovery of economically viable gold deposits in an area centered in the south-central portion of the claims.

         An evaluation of the results from the Company's 1998 exploration program indicates that a large area of anomalous gold-in-rock and stream silt values, measuring approximately 1,000 by 1,000 meters is worthy of further exploration. Additional work is recommended to fully assess the potential of the Ladue Mineral Claims to host a large tonnage, economic ore body. The exploration program with an estimated cost of $67,000.00 would include creation of a grid followed by grid-controlled soil geochemistry sampling covering the area of anomalous gold-in-rock and stream silt values on the eastern side of Chicken Creek, stream silt sampling. Soil samples should be collected, using soil augers, at depths below any pale coloured ash or clay layers, and anomalous target areas within the grid, outlined by grid soil sampling, should be exposed to bedrock by blasting or hand trenching. The exploration would also focus on detailed geological mapping, prospecting and lithogeochemical sampling of incised drainages, gullies and bedrock exposures which yield anomalous gold values to determine their significance regarding controls on mineralization.

         Due to the Company's current efforts to explore the Shaw Creek property, it does not presently intend to engage in additional exploration of the Ladue Mineral Claims for the remainder of fiscal year 2000 or fiscal year 2001.

Mac & Dall Mineral Claims

Location and Access

         The Mac & Dall Mineral Claims are associated with the Ladue Mineral Claims and are also situated near Alaska's southeastern border with Canada approximately 350 kilometers southeast of Fairbanks. The claim is located in the Tanacross Quadrangle which also lies within the Tintina gold belt, between the Tintina and Denali faults. Regional geographic and access information provided regarding the Ladue Mineral Claims is similarly applicable.

Property Interest

         Pursuant to terms of the Harman Agreement, on November 10, 1998, the Company also exercised its option to acquire a 50% undivided interest in an additional 20 Mineral Claims and four prospecting sites staked by Mr. Harman, known as the Mac & Dall Mineral Claims in exchange for payment by the Company of US$12,000.00 to Mr. Harman. The Company is not obligated to pay any net smelter returns royalty on this property.

         In order to maintain its right to explore the property, the Company must convert each prospecting site to a claim by way of a recording with the ADNR by November 10, 2000. Thereafter, the Company is subject to an annual labor requirement wherein the Company must spend $100.00 per claim per year in drilling, excavation or geological work to maintain its exploration rights on the property. Upon recording a claim the Company is also subject to an annual rental fee imposed by the ADNR of $20.00 per claim per year for the first five years, $40.00 per claim per year for the next five years, and $100.00 per claim per year for every subsequent year. In the event the Company begins mining activities that result in mineral production there is an additional royalty to be paid to the ADNR, which currently averages 3% of the Company's mineral reserve production net income.

History and Exploration Stage

         The Company is unaware of any previous exploration of the Mac & Dall Claims and has no current plans for development of the claims. The property is without any known reserves, and the Company is unaware of any rock formations and mineralizations of economic significance.

THE SHAW CREEK PROJECT, THE LADUE MINERAL CLAIMS AND THE MAC & DALL MINERAL CLAIMS ARE WITHOUT A KNOWN BODY OF COMMERCIAL ORE AND ANY FUTURE EXPLORATION PROGRAMS CONDUCTED BY THE COMPANY ARE AN EXPLORATORY SEARCH FOR ORE.

ITEM 3. LEGAL PROCEEDINGS

         The Company is unaware of any material action or pending legal proceedings against it, nor is the Company involved as a plaintiff in any other material proceeding. Further, the Company is unaware of any proceeding contemplated or instituted by any governmental authority and knows of no active or pending proceedings against any third parties that may materially adversely affect any interest of the Company.

ITEM 4. CONTROL OF COMPANY

         To the best of the Company's knowledge, the Company is not directly or indirectly controlled by any other corporation or corporations or any foreign government or any person or persons. The Company is unaware of any arrangement the operation of which would at a subsequent date result in a change of control of the Company. As of June 30, 2000, the amount and percentages of voting securities held by registered shareholders or shareholders believed by the Company to be: the owners of more than 10% of the Company's outstanding voting common shares; and the total amount of voting common shares owned directly or indirectly by the officers and directors as a group, is as follows:

                           COMMON SHARES (in thousands)
              IDENTITY OF
             PERSON & GROUP                  QUANTITY                        %
             --------------                  --------                       ---
James Bryce                                  2,135,167                     17.39
Directors & Officers (n1)                    2,348,142                     19.12
Total outstanding (at 6/30/2000)            12,280,683                      100%

---------------
n1   Includes James Bryce

ITEM 5. NATURE OF TRADING MARKET

         The Company's common shares have traded on the Canadian Venture Exchange ("CDNX"), formerly known as the Vancouver Stock Exchange, in Vancouver, British Columbia, Canada, since 1987 and currently trade under the symbol "AHE" with CUSIP number 00447B106.

         The table below lists the high and low sales prices on the CDNX for shares of the Company's common stock for each quarter in each of the Company's last two completed fiscal years, and for the two quarters of the Company's current fiscal year 2000. The high, low and closing of the Company's stock on the CDNX on July 4, 2000, was $0.63, $0.63, and $0.63 per share, respectively.

QUARTER ENDED               HIGH                    LOW
4/30/00                      .80                    .36
1/31/00                      .50                    .11
10/31/99                     .20                   9/64
7/31/99                      .71                   9/64
04/30/99                     .55                    .30
01/31/99                     .65                    .36
10/31/98                     .33                    .19
07/31/98                     .32                    .16
04/30/98                     .45                    .15
01/31/98                     .26                    .10

         The Company's common stock is not listed and does not trade in the United States, but upon registration and compliance with the rules and regulations of the Securities and Exchange Commission, the Company anticipates listing on the NASD Over-The-Counter Bulletin Board (the "OTC Bulletin Board"). As of April 14, 2000, 423,965 common shares of the Company's stock were registered in the names of 11 shareholders resident in the United States. No shares of the class A or class B preferred shares have been issued. Accordingly, none is registered in the name of any shareholders resident in the United States.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to nonresident holders of the Company's common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention. See "Item 7. Taxation."

         There are no limitations under the laws of Canada, the province of British Columbia, or in the Articles of Incorporation of the Company with respect to the right of non-resident or foreign owners to hold or vote the common shares of the Company. However, under the Investment Canada Act, ("ICA"), the acquisition or control (as defined) of a corporation carrying on a business in Canada by a non-Canadian (as defined) is subject to review by Investment Canada, an agency of the Canadian Federal Government, in order to determine whether such acquisition is likely to be of benefit to Canada. ICA exempts certain small acquisitions (as defined) from the review procedure.

ITEM 7. TAXATION

         The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common stock of the Company and no opinion or representation with respect to the United States or Canadian Federal Income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common stock of the Company should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of Common stock of the Company.

               CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

DIVIDEND DISTRIBUTIONS ON SHARES

         The Income Tax Act (Canada) ("ITA") provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as the Company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend or deemed dividend.

         Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada who are residents of the United States are subject to the 1980 Canada-United States Income Tax Convention (the "Treaty").

         Article X of the Treaty provides that the rate of Canadian non-resident withholding tax on dividends or deemed dividends paid to a United States corporation that beneficially owns at least 10% of the voting stock of the corporation paying the dividend shall not exceed 10% of the dividend or deemed dividend, otherwise, the rate of non-resident withholding tax shall not exceed 15% of the dividend or deemed dividend.

DISPOSITION OF SHARES

         The ITA provides that a non-resident person is subject to tax in Canada at the rates generally applicable to the residents of Canada on any "taxable capital gain" arising on the disposition of the shares of a Canadian public corporation if such non-resident, together with persons with whom he or she does not deal at arm's length, owned 25% or more of the issued shares of any class of the capital stock of the Canadian corporation at any time in the five years immediately proceeding the date of disposition of the shares. For Canadian income tax purposes, the "taxable capital gain" is equal to three quarters of the capital gain.

         Article XIII of the Treaty provides that gains realized by a United States resident on the disposition of shares of a Canadian corporation may not generally be taxed in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a general discussion of certain possible United States Federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of common stock of the Company who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Certain Canadian Federal Income Tax Considerations" above.)

         The following discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. HOLDERS

         As used herein, a "U.S. Holder" includes a holder of common stock who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common stock of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DIVIDEND DISTRIBUTIONS ON SHARES OF THE COMPANY

         Except as otherwise discussed below under "Passive Foreign Investment Company Considerations", U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common stock are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations, against the U.S. Holder's United States Federal taxable income by those who itemize deductions. See "Foreign Tax Credit." To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common stock and thereafter as a gain from the sale or exchange of the common stock. Preferential tax rates for net capital gains are applicable to a U.S. Holder that is an individual, estate or trust.

         In general, dividends paid on common stock will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company is a "foreign personal holding company" as defined in Code Section 552, or a "passive foreign investment company" as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

FOREIGN TAX CREDIT

         A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of common stock may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of common stock should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON SHARES

         Except as otherwise discussed below under "Passive Foreign Investment Company Considerations", gain or loss realized on a sale of common stock will generally be capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gain realized upon a sale of common stock may under certain circumstances be treated as ordinary income, if the Company were determined to be a "collapsible corporation" within the meaning of Code Section 341 based on the facts in existence on the date of the sale. The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his or its tax basis in the common stock. Individual U.S. Holders may carryover unused capital losses to offset capital gains realized in subsequent years. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused capital losses may only be carried back three and forward five years from the year in which such losses are realized.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

         If the Company is a "passive foreign investment company" as defined in Code Section 1296 (a "PFIC"), U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Code Section 1296 defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company elects, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Company currently qualifies as a PFIC and may have been a PFIC in prior years. The rules applicable to a PFIC that is also a "controlled foreign corporation", as defined in Code Section 957, are more complex and are beyond the scope of this discussion.

         A U.S. Holder who elects in a timely manner to treat the Company as a "qualified electing fund" (an "Electing U.S. Holder") will be subject to current federal income tax under Code Section 1293 for any taxable year in which the Company is a PFIC (or is treated as such with respect to the Electing U.S. Holder) on his or its pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder; and
(ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

         The qualified electing fund ("QEF") election generally also allows the Electing U.S. Holder to (i) treat any gain realized on the disposition of his or its common stock (or deemed to be realized on the pledge of his or its common stock) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge on such deferred taxes.

         The procedure a U.S. Holder must comply with in making an effective QEF election will depend upon whether the year of the election is the first year in the U.S. Holder's holding period. If the U.S. Holder makes a QEF election in such first year, then the U.S. Holder may make a QEF election by filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.

         When a timely QEF election is made in the first year of the U.S. Holders' holding period for which the Company qualifies as a PFIC, if the Company no longer qualifies as a PFIC in the subsequent year, normal Code rules will apply. It is unclear whether a new QEF election would be necessary if the Company thereafter re-qualifies as a PFIC.

         If a U.S. Holder does not make a QEF election for the first year during which he or it holds (or is deemed to have held) the common stock in question and the Company is a PFIC (a "Non-electing U.S. Shareholder"), then special taxation rules under Code Section 1291 will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his or its common stock and (ii) certain "excess distributions", as specifically defined by the Company.

         A non-electing U.S. shareholder generally will be required to pro-rate all gains realized on the disposition of his or its common stock and all excess distributions over the entire holding period of the common stock. All gains or excess distributions allocated to prior years of the U.S. Holder (provided that such years are not prior to the first day of the first taxable year of the Company during such U.S. shareholder's holding period and beginning after January 1, 1987 for which it was a PFIC) will be taxed at the highest tax rate applicable to ordinary income for each such prior year. A non-electing U.S. Holder also will be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

         If the Company is a PFIC for any taxable year during which a non-electing U.S. Holder holds common stock, then the Company will continue to be treated as a PFIC with respect to such common stock, even if it is no longer definitionally a PFIC. A non-electing U.S. Holder may terminate this deemed PFIC status while the Company is still a PFIC by filing a QEF election and electing to recognize a gain (which will be taxed under the rules discussed above for non-electing U.S. Holders) as if such common stock had been sold on the first day of the U.S. Holder's taxable year for which the U.S. Holder files the QEF election. If the Company is no longer a PFIC, a U.S. Holder may terminate the Company's deemed PFIC status by electing to recognize gain as if the common stock had been sold on the last day of the last taxable year for which the Company was a PFIC.

         Once a U.S. Holder has filed a QEF election, he or it will thereafter be required to submit certain information regarding the Company to the Internal Revenue Service each year. The Company intends to comply with such record-keeping, reporting, and other requirements as necessary to enable its U.S. Holders to make a QEF election; provided, that if regulations are issued that contain exceedingly onerous reporting and record-keeping requirements, the Company may decide that compliance is impracticable and will so notify its U.S. Holders.

         Certain special, generally adverse, rules will apply with respect to the common stock of the Company while the Company is a PFIC whether or not it is treated as a QEF. For example under Code Section 1297(b)(6) a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock. Moreover, under Code Section 1291(f) the Department of the Treasury has authority to issue regulations, and has issued proposed regulations, that would treat as taxable certain transfers that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death, although it is not clear that such authority extends to transfers by Electing U.S. Holders.

         The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such changes could affect the validity of the discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not yet been promulgated and which may have retroactive effect. There can be no assurances that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. persons who are shareholders or prospective shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

ITEM 8. SELECTED FINANCIAL DATA

         The following table sets forth certain selected consolidated financial information with respect to the Company for the periods indicated. It should be read in conjunction with Item 9. "Management's Discussion and Analysis of Financial Condition -Results of Operations" and the Company's consolidated financial statements. The information for the six months ended April 30, 2000 and 1999 is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary to a fair presentation of the results of the interim periods presented. The selected financial data is not necessarily indicative of the Company's future results of operations or financial condition, and should be read in conjunction with Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         The Company's 1999 and 1998 consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles. Information presented below for the fiscal years 1995-1997 have been prepared in accordance with generally accepted accounting principals in Canada. Had they been prepared in accordance with accounting principles generally accepted in the United States, no significant difference in measurement of income, results or operation or shareholders' equity would have resulted.

                                6 MONTH ANALYSIS

                                               SIX MONTHS ENDED
                                                   APRIL 30,
                                            2000               1999
                                            ----               ----
INCOME STATEMENT
    Operating Revenues                        6,716 (1)            --
    Operating Expense                       (47,385)          (40,985)
    Gain on Sale of Investments             114,581            66,144
    Property Write Offs                          --                --
    Net Income                              $73,912           $25,159
    Net income per share                        .01               .01

BALANCE SHEET DATA
    Mineral property investments           $106,343          $160,530
    Other assets                            674,444           336,393
    Total Assets                           $780,787          $496,923
    Long Term Debt                               --                --
    Shareholders' Equity                   $767,719          $396,923
    Common Shares
      Outstanding                        12,280,683         9,947,350

---------------
(1) Reflects interest income only. The Company generated no revenue from operations.

                                 5 YEAR ANALYSIS

                                                             YEARS ENDED
                                                             OCTOBER 31,

                                1999            1998              1997            1996           1995
                                ----            ----              ----            ----           ----
INCOME STATEMENT
  Operating Revenues                 --              --                --              --             --
  Operating Expense           $(142,099)      $(156,749)         $(52,502)      $(133,850)     $(114,250)
  Gain on Sale of
    Investments                 140,442
  Property (write-offs)/
    recovery                    (26,300)             --                --           7,440       (157,440)
  Loss on Sale of
    Mineral property                 --        (308,310)               --              --             --
  Net Income (Loss)            $(27,957)      $(465,059)         $(52,502)      $(126,410)     $(271,690)
  Net (Loss) per share             (.01)           (.04)             (.01)           (.01)          (.04)

                                1999            1998              1997            1996           1995
                                ----            ----              ----            ----           ----
BALANCE SHEET DATA
  Mineral property
    investments                 134,230          26,300           630,060         667,811        667,811
  Other assets                  309,885          364,071           63,630          19,568         34,511
  Total Assets                  444,115          390,371          693,690         687,379        702,322
  Long Term Debt                     --               --               --          17,202         30,685
  Shareholders' Equity         $343,807         $345,064         $547,623        $600,125       $490,304
  Common Shares
    Outstanding               9,947,350        9,877,350        8,160,683       8,160,683      7,787,683

         Under United States generally accepted accounting principles, the Company would be considered a development stage company since its inception. Throughout the periods indicated, the Company had no redeemable preferred shares outstanding and declared no cash dividends on its common shares.

EXCHANGE RATES

         Unless otherwise indicated herein, all dollar amounts in this Registration Statement are expressed in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At July 5, 2000, one United States dollar was equal to approximately 1.4909 Canadian dollars. The rate of exchange reflects the noon buying rate in New York City on May 23, 2000, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The table below sets forth the rate of exchange for the Canadian dollar at the three months ended January 31, 2000 and at the end of each of the five most recent fiscal years ended January 31, the average rates for the year, and the range of high and low rates for each year, and the number of Canadian Dollars required under that formula to buy one United States Dollar.

                           US. DOLLAR/CANADIAN DOLLAR

                                       Average           High            Low             Close
                                       -------           ----            ---             -----
1999                                    1.4858          1.5302          1.4440           1.4400
1998                                    1.4836          1.5770          1.4113           1.5375
1997                                    1.3849          1.4364          1.3357           1.4288
1996                                    1.3638          1.3815          1.3310           1.3697
1995                                    1.3725          1.4217          1.3285           1.3655

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The Company's 1999 and 1998 consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles. Information presented below for the fiscal years 1995-1997 have been prepared in accordance with generally accepted accounting principals in Canada. Had they been prepared in accordance with accounting principles generally accepted in the United States, no significant difference in measurement of income, results or operation or shareholders' equity would have resulted.

LIQUIDITY AND CAPITAL RESOURCES

         The Company is in the exploration stage and has realized no revenues from mining operations. The Company's sole source of cash flow is realized from its earlier sales of common stock in South American, sales in its interests in mineral properties and the recent completion of a private placement of 2,333,333 units at $0.15/per unit, each unit consisting of one common share and one non-transferable share purchase warrant for the purchase of an additional common share at $0.15 per share for one year, or at $0.175 per share during the second year. The private placement generated approximately $350,000.00 to be available as working capital. Accordingly, over the next two years warrants from the private placement may generate an additional $350,000.00 to $408,333.00. The Company expects that warrants will be exercised only if the publicly traded value of the shares on the respective expiration dates is significantly greater than the respective warrant exercise prices.

         At April 30, 2000, the Company has liquid working capital of approximately $533,331.00. The Company also retains 94,000 shares of South American which currently trade in the range of US$0.65-$1.25 available for immediate liquidation to be used as working capital.

         On November 23, 1999, the Company entered into an agreement with Luminex Ventures, Inc., whereby the Company granted Luminex an option to acquire a 50% interest in the Ladue Mineral Claims, subject to a 1% net smelter returns royalty, in consideration of Luminex's payment of US$2,000.00, issuance of 100,000 shares of Luminex common stock in two tranches, and complete US$50,000.00 in two phases of exploration work on the claims by September 30, 2001. To date, Luminex has paid the US$2,000.00 and issued 50,000 shares of its common stock, in anticipation of acquiring the above-described interest in the Ladue Mineral Claims. The Company has granted a private investor an option (expiring in late June) to buy the first 50,000 Luminex shares at $0.50 per share and, upon issuance of the remaining 50,000 Luminex shares, to buy such shares at $0.50 per share. In the event that the option is exercised, the Company may have additional working capital of between $25,000.00 and $50,000.00.

         Other than the current liquid working capital, the private placement funds and the South American common stock, there is no additional source of funds to sustain continued or planned capital expenditures. Management believes that the information set forth in Item 1. regarding the description of the business and plan of operations for the remainder of fiscal year 2000 and first six months of fiscal year 2001 describes the Company's projected operations and capital expenditures, which includes the implementation of the Company's Phase III plan for the Shaw Creek Project.

         The Company believes that its current liquid working capital, the private placement funds, and the access to additional funds through the sale of its South American stock are sufficient to secure its cash requirements through the completion of Phase III of the Shaw Creek Project. In the event the Company commences mining operations, it may attempt to raise additional working capital through long-term debt instruments collateralized by mineral production and/or the sale of additional securities, but no assurance can be given that such financing will be available on acceptable terms, or at all, or that the placement of additional securities will raise sufficient working capital, if any.

         The following table sets forth the consideration received for the issuance of equity securities for cash, property and services during the years ended October 31, 1998 and 1999, and the six months ended April 30, 2000.


                                                 (dollars in thousands)
                                                                        Year ended
                                                                        October 31,
                            Six Months Ended                  -------------------------------
                             April 30, 2000                     1999                   1998
                            ----------------                  --------               --------
Cash                           $350,000(1)                          --                $5,200
Debt Conversion                      --                             --                    --
Property                             --                        $21,500(2)            $12,500(3)
Finder's Fees                        --                             --                    --
Debt Settlement                      --                             --                    --

--------------------

(1) Cash received pursuant to the above-referenced private placement of 2,333,333 units.

(2) Includes issuance of 50,000 shares (with voting rights) for deemed consideration of $0.43 per share as part consideration in the acquisition of the Ladue Mineral Claims.

(3) Includes issuance of 50,000 shares (with voting rights) for deemed consideration of $0.25 per share as part consideration in the acquisition of the Silver Ridge mineral property.

RESULTS OF OPERATIONS

         All Company operations are in connection with mineral resource exploration.

SIX MONTHS ENDED APRIL 30, 1999 AND 2000

         The Company's income statement shows a positive net income of $73,912.00 for the six months ended April 30, 2000 and net income of $25,159.00 for the comparable period of 1999. The Company also reported an increase in operating expenses of 6,400.00 to $47,385.00 for the six months ended April 30, 2000 compared with operating expense of $40,985.00 for the comparable period of 1999. These figures do not represent any significant change in operations, but are the result of the Company's sale of South American common stock. For the six months ended April 30, 2000 the Company sold South American stock realizing a gain of $114,581.00, and for the comparable period in 1999 sold stock realizing a gain of $66,144.00. The Company wrote off no property during these periods.

         On November 23, 1999, the Company entered into an agreement with Luminex Ventures, Inc., a British Columbia corporation ("Luminex"), whereby the Company granted Luminex an option to acquire a 50% interest in the Ladue Mineral Claims, subject to a 1% net smelter returns royalty, in consideration of Luminex's payment of US$2,000.00, issuance of 100,000 shares of Luminex common stock in two tranches, and complete US$50,000.00 in two phases of exploration work on the claims by September 30, 2001. To date, Luminex has paid the US$2,000.00 and issued 50,000 shares of its common stock, in anticipation of acquiring the above-described interest in the Ladue Mineral Claims.

FISCAL YEARS ENDED OCTOBER 31, 1998 AND 1999

         The Company incurred a net loss of $27,957.00 ($0.01 per share loss) for the fiscal year ended October 31, 1999, compared with $465,059.00 ($0.04 per share loss) in fiscal 1998. Loss per share was calculated on the basis of 9,947,350 shares outstanding for fiscal 1999 and 9,877,350 shares outstanding for fiscal 1998. The Company also reported an operating expense decrease of $14,650.00 to $142,099.00 for fiscal year 1999 compared with operating expense of $156,749.00 for fiscal year 1998. These figures do not represent any significant change in operations, but are the result of lower mineral exploration costs in the Phase I and Phase II exploration of the Shaw Creek property in 1999, the Company's sale of South American common stock in 1999 and significant property write-offs in 1998. For fiscal year 1999, the Company sold South American stock realizing a gain of $140,442.00, and for fiscal year 1998 wrote off $308,310.00 loss on the sale of mineral property.

         In fiscal year 1998 the Company's sole mineral property investment consisted of an option to conduct exploration on the Silver Ridge property in consideration of the Company's payment of $13,800.00 in cash and issuance of 50,000 in shares valued at $0.25 per share. The Company's $308,310.00 loss on the sales of mineral property related to the sale of its interest in the Tamakay, Guyana property in consideration for 300,000 shares of South American common stock. In fiscal year 1999 the Company wrote off the Silver Ridge property as an abandonment and acquired certain interests in the Shaw Creek Claims, the Ladue Mineral Claims and the Mac & Dall Mineral Claims for an initial investment of $134,230.00. See Item 2. "Description of Properties" for a more comprehensive explanation of the property interest held by the Company as well as the conditions required to maintain exploration rights to the properties.

FISCAL YEARS ENDED OCTOBER 31, 1998 AND 1997

         The Company incurred a net loss of $465,059.00 ($0.04 per share loss) for the fiscal year ended October 31, 1998, compared with $52,502.00 ($0.01 per share loss) in fiscal 1997. Loss per share was calculated on the basis of 9,877,350 shares outstanding for fiscal 1998 and 8,160,683 shares outstanding for fiscal 1997. During 1997 the Company incurred minimal exploration costs as it did not engage in any significant mineral property exploration. In fiscal 1998 the Company significantly increased its mineral exploration program and also had significant property write-offs of $308,310.00 for the loss on the sale of mineral property. Accordingly, the Company reported an increase in operating expenses of $104,247.00 to $156,749.00 for fiscal year 1998 compared with operating expense of $52,502.00 for fiscal year 1997.

          In fiscal year 1998 the Company's sole mineral property investment consisted of an option to conduct exploration on the Silver Ridge property in consideration of the Company's payment of $13,800.00 in cash and issuance of 50,000 in shares valued at $0.25 per share. The Company's $308,310.00 loss on the sales of mineral property in fiscal year 1998 related to the sale of its interest in the Tamakay, Guyana property in consideration for 300,000 shares of South American common stock. In fiscal year 1997 the Company held mineral property investments of $630,060.00 consisting of the consideration paid through fiscal year 1997 and the expenditures (net of recovery) on the Tamakay, Guyana property pursuant to the joint venture agreement with South American.

ITEM 9A. RISK FACTORS

EXPLORATION STAGE COMPANY; HISTORY OF LOSSES

         The Company is an exploration stage company focusing on mineral recovery with limited financial resources and no source of operating cash flow. The Company can give no assurance that additional funding will be available for further exploration or mineral recovery. The Company has had no sales and generated no revenue from its operations and, since its inception, has incurred significant losses. None of the Company's investment properties are known to have any economically viable mineral deposits, and there is no assurance that the Company will discover one.

PROJECTIONS AND ESTIMATES

         The Company's anticipated costs of exploration of the mineral properties may change significantly once exploration commences, including Phase III of the Shaw Creek property. Moreover, given the competitive environment and the start-up and other risks associated with the Company's proposed mining, the Company's future operating results are highly conditional and could fluctuate significantly.

GOVERNMENT REGULATIONS

         The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

         The Company's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, release or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards, enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company does not maintain environmental liability insurance.

         The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, state and local governmental authorities and such operations are and will be governed by laws and regulations regarding waste disposal, toxic substances, land use, environmental protection, development, labor standards, occupational health, mine safety and other matters. Companies engaged in the development and operation of mines or related facilities may experience increased costs, delays in production and shut down of operations as a result of compliance requirements under applicable laws, regulations and permits. Additional permits or agency approvals may be necessary prior to completing certain operations on the Company's mining properties. There can be no guarantee that the Company will be able to obtain or maintain all necessary permits or approvals that may be required for development or operation of the mining facilities on terms which enable operations to be conducted at economically justifiable costs.

COMPETITION

         The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. However, due to the currently depressed market for base and precious metals, the Company does not believe that competition will be a factor which confines its ability to retain qualified geologists and consultants, or to acquire interests in mineral properties with significant potential.

RISKS OF MINING EXPLORATION DEVELOPMENT

         In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Issuer may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Issuer. The Issuer does not maintain insurance against environmental risks.

VOLATILITY OF STOCK AND MINERAL PRICES

         The market prices of securities of companies whose future operating results are highly dependent on specific developments, such as locating and recovering economically viable mineral deposits are often highly volatile. Announcements concerning exploration or mining progress or delays, or related governmental actions, developments in the mining industry generally, announcements by the Company or by competitors, results of the Company's operations and stock market conditions generally may have a significant impact on the market price of the Company's common stock.

         Moreover, factors beyond the control of the Company may affect the marketability of any minerals discovered. Metal prices have fluctuated widely, particularly in recent years. The effect of these factors cannot accurately be predicted.

ENVIRONMENTAL MATTERS

         Upon commencing mining operations in the U.S., the Company may become subject to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"). CERCLA requires cleanup of sites from which there has been a release or threatened release of hazardous substances and authorizes the EPA to take any necessary actions, including ordering potentially responsible parties ("PRPs") to clean up or contribute to the cleanup of a Superfund site. PRPs are broadly defined under CERCLA, and include past and present owners and operators of a site. Courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for response costs.

         Releases from any of the Company's properties due to past or current or future activities could form the basis for liability under CERCLA and its state analogs. In addition, off-site disposal of hazardous substances, including hazardous mining wastes, may subject the Company to CERCLA liability.

         Amendments to current laws, regulations and permits governing mining activities could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of mining properties.

         Upon completion of mining activities the Company may be responsible for reclamation of any mill tailings. Reclamation will include one of two approaches. The first approach is closure in place and involves recontouring the tailings pile, capping with a dirt cap and revegetation. The second approach would assume future redevelopment of the area and could require the removal of any historic mill tailings to an approved hazardous waste site. As the Company has discovered no economically viable mineral deposits to date and has engaged in no mining operations, the Company has no basis for estimating the possible costs of reclamation.

         Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

         The Company's mining and processing operations may produce quantities of fugitive dust and other air pollutants. In November of 1990 the U.S. Congress passed the Clean Air Act Amendments that created an entirely new statutory scheme for the regulation of air pollution. Since passage of the statutory amendments, the EPA has been promulgating new regulations to implement a comprehensive nationwide air permit program, an air toxics regulatory program and expanded enforcement authority. It will be several years before final EPA and state programs for air toxics and permitting are fully in place and the direction of enforcement under these programs is evident. At the present time, the impact of these rulemakings and of subsequent regulation of mining and mineral processing under the Clean Air Act Amendments upon the Company cannot reasonably be estimated. Potential impacts could include limitations on production or additional capital expenditures to comply.

PROPERTY INTERESTS

         Any of the properties in which the Company has or is acquiring an interest may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. The Company has not conducted surveys on any of its properties and there is a risk that the boundaries thereof could be challenged or impugned.

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT

         All of the Company's directors were elected at the annual general meeting of the shareholders on April 28, 2000 and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles (By-Laws) of the Company. The names of each director and dates from which each has served as such, are set forth below.

                Name                                        Served Since
                ----                                        ------------
                Arnold Miller(1)                            September 1993
                Colin N. Beveridge(1)                       April 1993
                James P. Bryce(1)                           September 1996
                George Anagnost                             July 1998

-----------------

(1)  audit committee member.

         The names of each of the Company's executive officers, who serve at the discretion of the Company's board of directors, and the dates from each has served the Company, are set forth:

         Name                                                                   Served Since
         ----                                                                   ------------
         James P. Bryce           President and Chief Executive Officer          Sept. 1996
         George Anagnost          Secretary                                     April  2000
         Colin Beveridge          Treasurer                                     April  1996

         ARNOLD MILLER, member of the board of directors of the Company since 1993, is a resident of British Columbia, Canada. Mr. Miller has been a member of the audit committee since his appointment to the board of directors. Prior to overseeing the development of Achieva, Mr. Miller gained extensive experience as a real estate agent. Mr. Miller retired from real estate in 1992 and now spends 90% of his time on the affairs of the Company.

         COLIN N. BEVERIDGE, member of the board of directors of the Company, is a resident of British Columbia, Canada. For the past 20 years Mr. Beveridge has been involved in the corporate affairs of Chevron Canada Ltd. where he is employed in refinery operations. Since 1993, Mr. Beveridge has served on the board of directors of the Company and its audit committee. For fiscal year 2000, Mr. Beveridge serves as an officer of the Company holding the position of Treasurer. He spends 65% of his time on the affairs of the Company.

         JAMES P. BRYCE, currently serving a one-year term as president and chief executive officer and a member of the board of directors of the Company since 1996, is a resident of British Columbia, Canada. Mr. Bryce has served as president and chief executive officer, and has been a member of the audit committee since his appointment to the board of directors. Between 1965 and 1995, Mr. Bryce developed substantial expertise in management as an owner and operator of private golf courses in Canada and the United States. Mr. Bryce is currently retired from golf course development and spends 90% of his time on the affairs of the Company.

         GEORGE ANAGNOST, a member of the board of directors of the Company since 1998, is a resident of Colorado, United States. Mr. Anagnost has over 20 years experience in the business of finance. He has also served as an officer and director of Environmental Construction Products International, Inc., a publicly traded company engaged in manufacturing home construction material. Mr. Anagnost presently serves as an officer of the Company holding the position of Secretary. He spends approximately 10% of his time on the affairs of the Company

         There are no family relationships between any two or more directors or executive officers. There are no other arrangements or understandings between any two or more directors or executive officers.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

         The Company has no formal plan for compensating its directors for their service in such capacity other than the granting of stock options. The Company also grants stock options to officers and employees. See Item 12. "Options to Purchase Securities from Registrant or Its Subsidiaries."

         The total compensation paid or accrued directly or indirectly by the Company to its directors and officers during the Company's last three fiscal year for services rendered is as follows:

                                          SALARY      SALARY      LONG-TERM COMPENSATION               ALL OTHER
NAME AND POSITION           YEAR            ($)         ($)       OPTIONS/SARS GRANTED (#)            COMPENSATION
James Bryce,                1999            Nil         Nil                  Nil                          Nil
President & Director        1998            Nil         Nil       275,000 @ $0.26 by 7/2003               Nil
                            1997            Nil         Nil                  Nil                          Nil

Arnold Miller,              1999            Nil         Nil                  Nil                          Nil
Director                    1998            Nil         Nil       250,000 @ $0.26 by 7/2003               Nil
                            1997            Nil         Nil                  Nil                          Nil

Colin Beveridge,            1999            Nil         Nil                  Nil                          Nil
Treasurer & Director        1998            Nil         Nil       270,000 @ $0.26 by 7/2003               Nil
                            1997            Nil         Nil                  Nil                          Nil

George Anagnost,            1999            Nil         Nil                  Nil                          Nil
Secretary & Director        1998            Nil         Nil       172,000 @ $0.26 by 7/2003               Nil
                            1997            Nil         Nil                  Nil                          Nil

         All of the foregoing options/SARs were exercisable at fiscal year end 1999.

         The Company does not have a long-term incentive plan for its directors or officers. No funds were set aside or accrued by the Company during its last fiscal year to provide pension, retirement or similar benefits for directors or executive officers. In addition, the Company has no written plans or arrangements in respect of remuneration received or that may be received by executive officers of the Company to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

         During Fiscal Year 1999 the directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as directors. The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase shares of the Company.

         No Stock Appreciation Rights ("SARs") were granted during fiscal year 1999. However, the Company intends to reserve 10% of the issued treasury shares of the Company for issuance to Directors and Key Employees pursuant to Stock Option Agreements entered into with them or to be entered into with them subject to regulatory approval and subject to member approval being obtained with respect to options granted to insiders of the Company. The purpose of the options is to provide an incentive to the principals to act in the best interests of the Company.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM THE REGISTRANT OR ITS SUBSIDIARIES

         The Company has three classes of stock: common stock, preferred stock class A and preferred stock class B. The Company has issued no shares or options in the preferred stocks class A or B. All common stock options issued by the Company are set forth below.

COMMON SHARE OPTIONS

COMMON SHARE

         The names and titles of the directors and executive officers of the Company to whom stock options remain outstanding as of May 30, 2000 is as follows:

                                                                                EXERCISE
NAME                    TITLE                          NUMBER OF SHARES         PRICE ($)    EXPIRATION DATE
----                    -----                          ----------------         ---------    ---------------
James Bryce             President, Chief                    275,000               $0.26          July 2003
                        Executive Officer and
                        Board Member

Arnold Miller           Board Member                        250,000               $0.26          July 2003

Colin Beveridge         Treasurer and Board                 270,000               $0.26          July 2003
                        Member

George Anagnost         Secretary and Board                 172,000               $0.26          July 2003
                        Member

COMMON SHARE PURCHASE WARRANTS

         Common share purchase warrants outstanding at April 30, 2000 are as follows:

              TITLE ISSUE                NUMBER OF SHARES     EXERCISE PRICE ($)          EXPIRATION DATE
              -----------                ----------------     ------------------         -----------------
1999 private placement issue for            2,333,333             $0.15 year 1           2 years from unit
2,333,333 Units                                                   $0.175 year 2            purchase date

1997 private placement issue of             1,666,667             $0.15 year 1           2 years from unit
1,666,667 Units                                                   $0.175 year 2            purchase date

         A Unit as defined in each of the above private placements consists of a one share of the Company's common stock and one warrant entitling the investor to purchase one share of common stock at a specified price within a specified time period. If all of the outstanding warrants were exercised prior to December 31, 2001 the maximum aggregate cash consideration the Company could receive would amount to $556,250.00.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         The Company is not engaged in any material transactions in which any director or officer or any relative, spouse, or relative of such spouse of any director or officer of the Company has a direct or indirect material interest, and has not engaged in any such transactions in the three year period prior to the filing herein. No officer, director or any associate of such officer or director is indebted to the Company, and none has been indebted to the Company in the three-year period preceding this filing.

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

         The authorized capital of the Company consists of 100,000,000 common shares, without par value; 100,000,000 Class "A" Preference shares, par value of $10.00; and 100,000,000 Class "B" Preference shares, par value of $50.00.

COMMON SHARES

         All common shares issued by the Company rank equally as to dividends, voting rights and as to any distribution of assets on winding-up or liquidation. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, preemptive rights or subscription rights, and there are no provisions for redemption or purchase for cancellation or surrender, or sinking fund provisions. The presently outstanding share capital is not subject to any call or assessment. As of May 31, 2000 there were 12,280,683 common shares of the Company issued and outstanding.

         Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Company's Board of Directors, in its discretion, out of funds legally available therefor.

         Upon the liquidation, dissolution or winding-up of the Company, holders of common shares will be entitled to receive pro rata the assets of the Company, if any, remaining after payment of all debts and liabilities, including amounts, if any, payable to holders of the Company's Class "A" Preference shares and Class "B" Preference shares.

         There are no restrictions on the repurchase or redemption of the common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

CERTAIN CORPORATE LAW CONSIDERATIONS

         Under the Company Act (British Columbia) any modification, amendment or variation of shareholder rights or provisions must be approved by way of "special resolution" which requires approval of at least 75% of the votes cast in person or by proxy at a shareholders' meeting or class meeting. The principal corporate actions that require such a "special resolution" include: (a) transferring a corporation's jurisdiction of incorporation from British Columbia to another jurisdiction; (b) giving financial assistance under certain circumstances; (c) disposing of all or substantially all of a corporation's assets; (d) removing a director before the expiration of his term of office; (e) certain alterations to share capital; (f) changing a corporation's name; (g) altering any restrictions on a corporation's business; and (h) certain reorganizations of a corporation.

         Pursuant to the Company's Articles, a quorum for a shareholders meeting shall be one shareholder represented in person, by proxy or, being a corporation, represented in accordance with Section 33 of the Company Act, holding not less than one voting share, in the case of a general meeting, and holding not less than one-third of the shares affected, in the case of a class or series meeting of the Company.

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

         None.

PART IV

ITEM 17. FINANCIAL STATEMENTS

         The Company has furnished the following financial statements pursuant to the filing requirements herein: Audited Balance Sheets of the Company as at October 31, 1998 and October 31, 1999: Audited Statements of Operations and Deficit for Fiscal Years Ended October 31, 1997, 1998 and 1999; Audited Statement of Stockholders' Equity for Fiscal Years Ended October 31, 1997, 1998 and 1999; and Audited Statement of Cash Flows Fiscal Years Ended October 31, 1997, 1998 and 1999.

         These financial statements are expressed in Canadian dollars and were prepared in accordance with United States generally accepted accounting principles.

ITEM 18. FINANCIAL STATEMENTS

         Not applicable.  See Item 17. "Financial Statements."

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a)  FINANCIAL STATEMENTS

         The Company has furnished the following financial statements pursuant to the filing requirements herein: Audited Balance Sheets of the Company as at October 31, 1998 and October 31, 1999: Audited Statements of Operations and Deficit for Fiscal Years Ended October 31, 1997, 1998 and 1999; Audited Statement of Stockholders' Equity for Fiscal Years Ended October 31, 1997, 1998 and 1999; and Audited Statement of Cash Flows Fiscal Years Ended October 31, 1997, 1998 and 1999.

         These financial statements are expressed in Canadian dollars and were prepared in accordance with United States generally accepted accounting principles.

(b)  EXHIBITS

1.1      Certificate of Incorporation, as amended, and related Memorandum

1.2      Articles (Bylaws)

2.1 Instruments defining the rights of holders of equity securities being registered (included within Exhibit 1.2)

3.1 Agreement between Andrew G. Harman and Achieva Development Corp. dated June 23, 1998

3.2      Ladue Mineral Claims Agreement

3.3      Certificate of Authority to Transact Business in Alaska

3.4 Agreement between Luminex Ventures, Inc., and Achieva Development Corp. Dated November 23, 1999

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 18th, July 2000.                 ACHIEVA DEVELOPMENT CORP.

                                            By  /s/ JAMES BRYCE
                                               -------------------------------
                                               James Bryce, President, Chief
                                               Executive Officer and Director

                                            By  /s/ ARNOLD MILLER
                                               -------------------------------
                                               Arnold Miller, Director

                                            By  /s/ COLIN N. BEVERIDGE
                                               -------------------------------
                                               Colin N. Beveridge, Director

                                            By  /s/ GEORGE ANAGNOST
                                               -------------------------------
                                               George Anagnost, Director

                                 EXHIBITS INDEX

1.1      Certificate of Incorporation, as amended, and related Memorandum

1.2      Articles (Bylaws)

2.1 Instruments defining the rights of holders of equity securities being registered (included within Exhibit 1.2)

3.1 Agreement between Andrew G. Harman and Achieva Development Corp. dated June 23, 1998

3.2      Ladue Mineral Claims Agreement

3.3      Certificate of Authority to Transact Business in Alaska

3.4 Agreement between Luminex Ventures, Inc., and Achieva Development Corp. Dated November 23, 1999

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)


                              FINANCIAL STATEMENTS


                            OCTOBER 31, 1999 AND 1998
                          (STATED IN CANADIAN DOLLARS)

                                AUDITORS' REPORT




To the Shareholders of
Achieva Development Corp.

We have audited the balance sheets of Achieva Development Corp. (an exploration stage company) as at October 31, 1999 and 1998, and the statements of operations and deficit accumulated during the exploration stage, cash flows, and stockholders' equity for the years ended October 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 1999 and 1998, and the results of its operations and cash flows for the years ended October 31, 1999, 1998 and 1997 in accordance with United States generally accepted accounting principles applied on a consistent basis.

Vancouver, B.C.                                               "Morgan & Company"

March 10, 2000                                             Chartered Accountants


                COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS
                        ON CANADA-U.S. REPORTING CONFLICT


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as those described in
Note 1(a) of the financial statements. Our report to the shareholders dated May 16, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the Auditors' Report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, B.C.                                               "Morgan & Company"

March 10, 2000                                             Chartered Accountants

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                                 BALANCE SHEETS
                          (STATED IN CANADIAN DOLLARS)


                                                                                    OCTOBER 31
                                                                              1999              1998
                                                                          ------------      ------------

ASSETS
CURRENT
     Cash and cash equivalents                                            $     93,353      $      3,353
     Goods and Services Tax recoverable                                            563               380
                                                                          ------------      ------------
                                                                                93,916             3,733

OFFICE FURNITURE, at cost less accumulated depreciation                          2,542             1,753
INVESTMENTS (Note 2)                                                           213,427           321,750
EXPLORATION ADVANCE                                                                 --            34,735
RECLAMATION BOND                                                                    --             2,100
MINERAL PROPERTIES (Note 3)                                                    134,230            26,300
                                                                          ------------      ------------

                                                                          $    444,115      $    390,371
                                                                          ============      ============

LIABILITIES
CURRENT
     Accounts payable                                                     $      3,120      $     16,113
     Loans payable (Note 4)                                                     97,188            29,194
                                                                          ------------      ------------
                                                                               100,308            45,307
                                                                          ------------      ------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)
  Authorized:
     100,000,000 Common voting shares, no par value
     100,000,000 Class A preference non-voting shares,
          par value $10 each
     100,000,000 Class B preference non-voting shares,
          par value $50 each
  Issued and Outstanding:
          9,947,350 (of which 140,626 shares are held in escrow)
          at October 31, 1999, and 9,877,350 (of which 140,626 shares
          are held in escrow) at October 31, 1998                            2,801,209         2,774,509
DEFICIT                                                                     (2,457,402)       (2,429,445)
                                                                          ------------      ------------
                                                                               343,807           345,064
                                                                          ------------      ------------

                                                                          $    444,115      $    390,361
                                                                          ============      ============

Approved by the Board of Directors:


-------------------------------------        -----------------------------------

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                      STATEMENTS OF OPERATIONS AND DEFICIT
                          (STATED IN CANADIAN DOLLARS)


                                                                 YEAR ENDED OCTOBER 31
                                                       1999              1998              1997
                                                   ------------      ------------      ------------

EXPENSES
     Depreciation                                  $        553      $        440      $        600
     Interest                                             1,385               635             1,281
     Mineral property exploration costs                  75,782           110,984                --
     Office, telephone, rent and sundry                  38,517            24,867            19,468
     Professional fees                                   16,241             8,275            17,452
     Regulatory authorities and transfer agent            9,621            11,548            13,701
                                                   ------------      ------------      ------------

LOSS BEFORE THE FOLLOWING                              (142,099)         (156,749)          (52,502)

     Gain on sale of investments                        140,442                --                --
     Loss on sale of mineral property                        --          (308,310)               --
     Write-off of abandoned mineral property            (26,300)               --                --
                                                   ------------      ------------      ------------

LOSS FOR THE YEAR                                       (27,957)         (465,059)          (52,502)

DEFICIT, BEGINNING OF YEAR                           (2,429,445)       (1,964,386)       (1,911,884)
                                                   ------------      ------------      ------------

DEFICIT, END OF YEAR                               $ (2,457,402)     $ (2,429,445)     $ (1,964,386)
                                                   ============      ============      ============


LOSS PER SHARE                                     $      (0.01)     $      (0.04)     $      (0.01)
                                                   ============      ============      ============

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                        STATEMENT OF STOCKHOLDERS' EQUITY
                          (STATED IN CANADIAN DOLLARS)


                                             NUMBER
                                            OF SHARES          AMOUNT           DEFICIT            TOTAL
                                          ------------      ------------      ------------      ------------

BALANCE, OCTOBER 31, 1996                    8,160,683      $  2,512,009      $ (1,911,884)     $    600,125

   Net loss                                                                        (52,502)          (52,502)
                                          ------------      ------------      ------------      ------------

BALANCE, OCTOBER 31, 1997                    8,160,683         2,512,009        (1,964,386)          547,623

   Shares issued for cash                    1,666,667           250,000                             250,000
   Shares issued for mineral property           50,000            12,500                              12,500
   Net loss                                                                       (465,059)         (465,059)
                                          ------------      ------------      ------------      ------------

BALANCE, OCTOBER 31, 1998                    9,877,350         2,774,509        (2,429,445)          345,064

   Shares issued for cash                       20,000             5,200                               5,200
   Shares issued for mineral property           50,000            21,500                              21,500
   Net loss                                                                        (27,957)          (27,957)
                                          ------------      ------------      ------------      ------------

BALANCE, OCTOBER 31, 1999                    9,947,350      $  2,801,209      $ (2,457,402)     $    343,807
                                          ============      ============      ============      ============

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
                          (STATED IN CANADIAN DOLLARS)


                                                                          YEAR ENDED OCTOBER 31
                                                                   1999            1998            1997
                                                                ----------      ----------      ----------

CASH FLOW FROM OPERATING ACTIVITIES
     Loss for the year                                          $  (27,957)     $ (465,059)     $  (52,502)
                                                                ----------      ----------      ----------

ADJUSTMENTS TO RECONCILE LOSS TO NET CASH USED BY OPERATING
  ACTIVITIES
     Depreciation                                                      553             440             600
     Gain on sale of investment                                   (140,442)             --              --
     Loss on sale of mineral property                                   --         308,310              --
     Write off of abandoned mineral property                        26,300              --              --
     Change in Goods and Services Tax recoverable                     (183)          4,328           6,417
     Change in prepaid expenses                                         --              --           1,912
     Change in accounts receivable                                      --              --           3,597
     Change in accounts payable                                    (12,993)        (35,835)          1,108
                                                                ----------      ----------      ----------
TOTAL ADJUSTMENTS                                                 (126,765)        277,243          13,634
                                                                ----------      ----------      ----------
NET CASH USED IN OPERATING ACTIVITIES                             (154,722)       (187,816)        (38,868)
                                                                ----------      ----------      ----------

CASH FLOW FROM INVESTING ACTIVITIES
     Mineral properties                                           (112,730)        (13,800)             --
     Office furniture                                               (1,342)             --              --
     Reclamation bond                                                2,100          (2,100)             --
     Exploration advance                                            34,735         (34,735)             --
     Mineral property costs recovered                                   --              --          37,751
     Investments                                                        --        (321,750)             --
                                                                ----------      ----------      ----------
NET CASH USED IN INVESTING ACTIVITIES                              (77,237)       (372,385)         37,751
                                                                ----------      ----------      ----------

CASH FLOW FROM FINANCING ACTIVITIES
     Issue of shares for cash                                        5,200         250,000              --
     Loans payable                                                  67,994         (64,925)         94,119
     Long term debt                                                     --              --         (36,414)
     Proceeds on sale of investment                                248,765              --              --
     Proceeds on sale of mineral property                               --         321,750              --
                                                                ----------      ----------      ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                          321,959         506,825          57,705
                                                                ----------      ----------      ----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                90,000         (53,376)         56,588

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                         3,353          56,729             141
                                                                ----------      ----------      ----------

CASH AND CASH EQUIVALENTS, END OF YEAR                          $   93,353      $    3,353      $   56,729
                                                                ==========      ==========      ==========

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
                          (STATED IN CANADIAN DOLLARS)



SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the year ended October 31, 1999, the Company issued 50,000 common shares at a deemed value of $0.43 per share as part consideration in the acquisition of the Ladue mineral claims in Alaska.

During the year ended October 31, 1998, the Company issued 50,000 shares at a deemed value of $0.25 per share as part consideration in the acquisition of the Silver Ridge mineral property.

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 1999 AND 1998
                          (STATED IN CANADIAN DOLLARS)



1.   NATURE OF OPERATIONS

     a)  Exploration Stage Activities

         The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.

         The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain profitable production or proceeds from the disposition thereof.

     b)  Significant Accounting Policies

         The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

         The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

         i)   Mineral Property Costs

              The Company capitalizes the acquisition costs of mineral properties in which it has a continuing interest to be amortized over the recoverable reserves when a property reaches commercial production. On abandonment of any property, applicable acquisition costs will be written off. To date, the Company has not established the commercial feasibility of its mineral property, therefore, all exploration expenditures are being expensed.

         ii)  Depreciation

              Office furniture is depreciated at the rate of 20% on the declining balance basis.

         iii) Investments

              The Company records investments at cost. The cost of investments is written down to market value when a declining in value is other than temporary.

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 1999 AND 1998
                          (STATED IN CANADIAN DOLLARS)



1.   NATURE OF OPERATIONS (Continued)

     b)   Significant Accounting Policies (Continued)

          iv)  Loss per Share

               Loss per share is based on the weighted aver number of common shares outstanding during the year. Since the Company's stock options, warrants and escrow shares are anti-dilutive, they have not been included in the calculation.

          v)   Use of Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

          vi)  Financial Instruments

               The Company's financial instruments consist of cash and accounts payable.

               Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

          vii) Non-Monetary Transactions

               Shares of common stock of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the day of completion of the transaction, except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transaction. In such circumstances, the value of the shares is determined based on the estimated fair value of the consideration received.

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 1999 AND 1998
                          (STATED IN CANADIAN DOLLARS)



1.   NATURE OF OPERATIONS (Continued)

     b)   Significant Accounting Policies (Continued)

          viii) Foreign Currency Translation

               Transactions recorded in United States dollars have been translated into Canadian dollars using the Temporal Method as follows:

               i) monetary items at the rate prevailing at the balance sheet date;

               ii)  non-monetary items at the historical exchange rate;

               iii) revenue and expense at the average rate in effect during the applicable accounting period.

               Gains or losses arising on translation are included in the results of operations.


2.   INVESTMENTS

                                                                                          1999         1998
                                                                                        --------     --------

     South American Minerals Inc., 199,000 common shares with a market value at
     October 31, 1999 of $439,183 (1998 - 300,000 common shares with a market
     value of $376,000)                                                                 $213,427     $321,750
                                                                                        ========     ========


3.   MINERAL PROPERTIES

                                                                                          1999         1998
                                                                                        --------     --------


    a)   Ladue Mineral Claims, Alaska

         The Company has entered into an agreement to acquire, subject to a 1% net smelter return, a 100% interest in 62 claim blocks in the Tanana
         Uplands area of southern Alaska. The agreement, which is subject to regulatory approval, provides for a cash payment of $10,000 and the issuance of 50,000 as consideration for the acquisition of the claims.

         Paid to date
            Cash                                                                        $ 10,000     $     --
            Shares (50,000 common shares)                                                 21,500           --
                                                                                        --------     --------
                                                                                          31,500           --
                                                                                        --------     --------

                            ACHIEVA DEVELOPMENT CORP.
                          (A EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 1999 AND 1998
                          (STATED IN CANADIAN DOLLARS)


3.   MINERAL PROPERTIES (Continued)

                                                                                          1999         1998
                                                                                        --------     --------


     b)   Mac and Dall Mineral Claims, Alaska

          The Company has acquired, by staking, a 50% interest in two claim groups, each consisting of 20 mineral claims and 4 prospecting sites in
          the Tanana Uplands area of southern Alaska.                                   $     --     $     --
                                                                                        --------     --------

     c)   Shaw Creek - Big Delta Quadrangle, Alaska

          The Company acquired, by staking, a 50% interest in 4 blocks of 24 prospecting sites located on Shaw Creek-Big Delta Quadrangle, Alaska.

          - Staking costs                                                                 57,400           --

          In addition, the Company has signed a letter of intent, subject to regulatory approval, to acquire, subject to a 1.5% net smelter royalty, the other 50% interest in the above noted prospecting sites for the following consideration:

          - U.S. $30,000 on signing
          - 200,000 shares

          Paid to date (U.S. $30,000)                                                     45,330           --
                                                                                        --------     --------
                                                                                         102,730           --
                                                                                        --------     --------

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 1999 AND 1998
                          (STATED IN CANADIAN DOLLARS)


3.   MINERAL PROPERTIES (Continued)

                                                                                          1999         1998
                                                                                        --------     --------


     d)   Silver Ridge, B.C.

          The Company has entered into an option agreement for the acquisition of a 70% interest in certain mineral claims located in the Revelstoke
          Mining District of B.C. In order to earn this interest, the Company must make cash payments totalling $107,800 at set intervals over three years, must incur exploration expenditures totalling $490,000 at set intervals over four years, and must issue 200,000 shares in 50,000 share increments as work progresses on the property.

          Consideration paid to date
                Cash                                                                    $ 13,800     $ 13,800
                Shares (50,000 shares at $0.25)                                           12,500       12,500
                                                                                        --------     --------
                                                                                          26,300       26,300

                Written off on abandonment                                               (26,300)          --
                                                                                        --------     --------

                                                                                        $134,230     $ 26,300
                                                                                        ========     ========


4.   LOANS PAYABLE

                                                                                          1999         1998
                                                                                        --------     --------


     These loans are interest free and payable on demand                                $ 97,187     $ 29,194
                                                                                        ========     ========


5.   SHARE CAPITAL

     a) The Company has arranged, subject to regulatory approval, the private placement of 2,000,000 units at $0.15 per unit, each unit consisting of one common share and one non-transferable share purchase warrant for the purchase of an additional common share at $0.15 per share for one year, or at $0.175 per share during the second year.

     b) In connection with a private placement of treasury shares, the Company issued non-transferable share purchase warrants for the purchase of up to 1,666,667 shares at $0.17 per share to June 24, 2000.

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 1999 AND 1998
                          (STATED IN CANADIAN DOLLARS)



5.   SHARE CAPITAL (Continued)

     c) Of the issued shares, 140,626 are held in escrow, subject to approval for release by the regulatory authorities.

     d) As at October 31, 1999, the Company had outstanding incentive stock options for the purchase of up to 967,000 shares at $0.26 per share to July 16, 2003.


6.   SUBSEQUENT EVENTS

     a) Subsequent to October 31, 1999, the Company amended the private placement referred to in Note 5(c) increasing it to 2,333,333 units with all other terms and conditions unchanged.

     b) Subsequent to October 31, 1999, the Company granted a second company the option to acquire 50% of its interest in the Ladue mineral claims. In order to earn its interest, the optionee must make a cash payment of $2,000 U.S., issue up to 100,000 common shares and expend $50,000 U.S. on the property by September 30, 2001.



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